Exhibit 99.1

SINGAPORE (July 19, 2023) - Karooooo Limited (“Karooooo”) reported solid results for the first quarter (“Q1 2024”), ended May 31, 2023. Karooooo owns 100% of Cartrack, 100% of Carzuka and 70.1% of Karooooo Logistics1, (collectively, “the group”).

These consistent results extend the group’s track record of growth at scale, profitability and cash generation over more than a decade. Achieved in varying macro-economic environments, the group’s success is underpinned by an entrepreneurial, innovative, agile and customer-centric culture. This allows us to build strong relationships and provide for the unique needs of diverse customers, as they digitalize their operations for competitive advantage in dynamic and challenging operating environments.

Our proven and profitable business model, compelling competitive differentiators and strong financial position give us multiple levers for growth. We remain confident that our track record of success, specifically our ability to continue generating strong cash flows, is sustainable.

In Q1 2024, Karooooo’s total revenue grew 24% to ZAR997 million (Q1 2023: ZAR801 million). Subscription revenue grew 18% in Q1 2024 to ZAR836 million (Q1 2023: ZAR709 million). ARR grew 20% in Q1 2024 to ZAR3,401 million (Q1 2023: ZAR2,845 million).

Despite our prudent and strategic investment for growth, earnings per share increased to ZAR5.09 for Q1 2024 (Q1 2023: ZAR4.96).

Free cash flow for the quarter bolstered our unleveraged strong balance sheet. Free cash flow for Q1 2024 increased 39% to ZAR158 million (Q4 2023: ZAR113 million). This healthy cash generation drove up net cash and cash equivalents and supported cash outflows for future growth. Cash working capital investment of ZAR19 million was made for Carzuka in this quarter, and ZAR32 million (Q4 2023: ZAR 30 million) to develop our South African central office in Rosebank, Johannesburg. Net cash and cash equivalents at the end of Q1 2024 were 18% higher at ZAR1,137 million (Q4 2023: ZAR 966 million).

Our robust earnings, free cash flow generation and strong and unleveraged balance sheet enabled the group to pay shareholders a record cash dividend of USD 26.3 million (USD 0.85 per share) in July 2023.

The group enjoys significant opportunities to drive growth. The principal benefits that our customers derive from our platform are industry competitiveness, ESG reporting and compliance.

Karooooo’s leading Operations Cloud powers the digital transformation of over 108,000 commercial customers. We have shown a high rate of successful implementation and have a 95% commercial customer retention across businesses of varying sizes in diverse geographical markets and industries, including logistics, field-service-maintenance, transport, finance, mining, agriculture, and emergency services.

Our unified, enterprise-grade platform digitalizes critical elements of our customers’ day-to-day operations, supporting effective controls and workflows. It brings together different users and workflows across business operations, eliminating inefficient processes and supporting better strategic decision-making and operational execution. It collects and contextualizes over 155 billion data points per month through system integrations, workforce tools and advanced telemetry, and video-based Internet of Things (“IoT”) devices. This turns complex analytics into business intelligence, empowering customers with meaningful insights and providing practical and easy-to-use tools that simplify day-to-day decision-making and deliver real business impact.

[1]	Following the consolidation of platforms, Picup was re-named Karooooo Logistics.

First Quarter 2024 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to Q1 2023, unless otherwise stated.)

SCALE

●	Cartrack subscribers increased 14% to 1,757,452 at May 31, 2023 (Q1 2023: 1,542,772)

●	Net Cartrack subscriber additions increased 140% to 40,375 (Q1 2023: 16,800)

We faced challenging trading conditions in South Africa predominately due to a continued strain on the national power grid in Q1 2024.

GROWTH

●	Total revenue increased 24% to ZAR997 million (Q1 2023: ZAR801 million)

●	Total revenue increased 19% on a constant currency basis (a non-IFRS measure)

●	Subscription revenue increased 18% to ZAR836 million (Q1 2023: ZAR709 million)

●	Subscription revenue increased 12% on a constant currency basis (a non-IFRS measure)
●	Cash generated from operating activities increased 7% to ZAR340 million (Q1 2023: ZAR319 million)
●	Net cash and cash equivalents at the end of Q1 2024 increased 33% to ZAR1,137 million (Q1 2023: ZAR 854 million)

First Quarter 2024 Financial Overview

Supplemental Financial Information and Business Metrics

	Three Months Ended May 31,
	Cartrack			Carzuka			Karooooo Logistics[1]			Karooooo Consolidated
Figures in Rand Thousands	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %
Subscription revenue	834,232	707,481	18%	-	-	-	2,165	1,422	52%	836,397	708,903	18%
Other revenue[2]	19,197	16,237	18%	-	-	-	-	-	-	19,197	16,237	18%
Vehicle sales	-	-	-	81,563	50,005	63%	-	-	-	81,563	50,005	63%
Delivery service	-	-	-	-	-	-	59,630	26,292	127%	59,630	26,292	127%
Revenue	853,429	723,718	18%	81,563	50,005	63%	61,795	27,714	123%	996,787	801,437	24%
Cost of Sales	(252,965)	(206,654)	22%	(74,445)	(44,252)	68%	(42,838)	(20,645)	107%	(370,248)	(271,551)	36%
Gross Profit	600,464	517,064	16%	7,118	5,753	24%	18,957	7,069	168%	626,539	529,886	18%
Gross Profit Margin	70%	71%		9%	12%		31%	26%		63%	66%
Operating Profit/(loss)	231,901	221,252	5%	(12,056)	(3,669)	229%	4,529	(93)	4,970%	224,374	217,490	3%
Operating Profit Margin	27%	31%		(15)%	(7)%		7%	-		23%	27%
Adjusted EBITDA (a non-IFRS measure)	392,090	356,969	10%	(10,958)	(3,424)	220%	4,992	199	2,409%	386,124	353,744	9%
Adjusted EBITDA Margin (a non-IFRS measure)	46%	49%		(13)%	(7)%		8%	1%		39%	44%

1.	Karooooo acquired 70.1% of Picup in September 2021, subsequently re-named as Karooooo Logistics.

2.	Other revenue is non-subscription-based revenue and relates predominantly to the sale of telematics devices to a large enterprise customer opting for a non-bundled contract. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Karooooo grew revenue by 24% to ZAR997 million, and subscription revenue by 18% to ZAR836 million in Q1 2024.

Cartrack grew revenue by 18% to ZAR853 million (Q1 2023: ZAR724 million). Subscription revenue of ZAR834 million (Q1 2023: ZAR707 million) equated to 98% of total revenue.

Carzuka grew revenue by 63% to ZAR82 million (Q1 2023: ZAR50 million). This growth continues to support our belief in the sustainability of its agile, data-enhanced and highly scalable business model. It is also a testament to Karooooo’s customer-centric innovation in solving unique mobility needs.

Karooooo Logistics grew revenue by 123% to ZAR62 million (Q1 2023: ZAR28 million). Karooooo Logistics focuses on delivery-as-a-service (“DaaS”) through selected third-party crowd sourced drivers and logistics companies, and charges per delivery. The business model has been highly scalable and is delivering solid growth.

Further enhancing the logistics capabilities of our customers, we are integrating Karooooo Logistics’ technology stack into the Cartrack platform. Cartrack’s customers will be able to manage their logistics capacity with ease, using Cartrack’s API architecture to augment their fleet capacity. The Karooooo Logistics stack will be offered to Cartrack customers on a subscription-based model and is expected to deliver a long-term revenue stream to the group.

Operating Expenses

	Three Months Ended May 31,
Figures in Rand Thousands	2023	2022	Y-o-Y %
Karooooo’s Operating Expenses	404,493	313,133	29%
- Cartrack	370,879	296,396	25%
- Carzuka	19,174	9,422	104%
- Karooooo Logistics	14,440	7,315	97%

Karooooo’s operating expenses increased 29% to ZAR404 million (Q1 2023: ZAR313 million).

The majority, ZAR371 million, was attributable to Cartrack (Q1 2023: ZAR296 million). This comprised prudent investment in sales headcount for territorial expansion and growth. We continue to invest cautiously in brand building and infrastructure to scale Carzuka and Karooooo Logistics, respectively incurring ZAR19 million (Q1 2023: ZAR9 million) and ZAR14 million (Q1 2023: ZAR7 million) of total operating expenses.

Cartrack’s sales and marketing operating expenses increased 27% to ZAR115 million (Q1 2023: ZAR91 million). We believe this investment for customer acquisition positions us well for the long term.

Cartrack’s general and administration operating expenses increased 22% to ZAR178 million (Q1 2023: ZAR146 million). This planned increase reflects management’s commitment to build a strong support infrastructure to support growth.

Cartrack’s R&D operating expenses increased 19% to ZAR46 million (Q1 2023: ZAR39 million). We are focused on driving substantial benefit from our R&D capital allocation.

Given the difficult macro-economic environment, Cartrack provided for expected credit losses of ZAR31 million (Q1 2023: ZAR20 million).

Cartrack’s expenses as a proportion of subscription revenue aligns with Karooooo’s long-term financial goals, and reflects our investment in growth.

●	Cartrack’s sales and marketing expenses as a percentage of Cartrack’s subscription revenue increased to 14% (Q1 2023: 13%)

●	Cartrack’s general and administration expenses as a percentage of Cartrack’s subscription revenue remained constant at 21% (Q1 2023: 21%)

●	Cartrack’s R&D expenses as a percentage of Cartrack’s subscription revenue remained at 6% (Q1 2023: 6%)

Operating Profit and Earnings per share

Karooooo’s operating profit grew to ZAR224 million (Q1 2023: ZAR217 million), and earnings per share grew to ZAR5.09 (Q1 2023: ZAR4.96).

Despite our strong investment for growth, Cartrack delivered operating profit of ZAR232 million, up 5%, in Q1 2024 (Q1 2023: ZAR221 million). Gross profit margin was steady at 70% (Q1 2023: 71%), with an operating profit margin of 27% (Q1 2023: 31%).

Carzuka’s operating loss amounted to ZAR12 million (Q1 2023: ZAR4 million operating loss), due to our investment in infrastructure and brand building. We continue to exercise caution and pragmatism as we invest to grow this business. We consider this an asset-light investment given the returns we expect once Carzuka exceeds ZAR300 million in quarterly revenue.

Karooooo Logistics delivered an operating profit of ZAR5 million (Q1 2023: ZAR0.1 million operating loss).

Adjusted EBITDA and Adjusted EBITDA margin

Karooooo’s Adjusted EBITDA (a non-IFRS measure) for the period increased 9% to ZAR386 million (Q1 2023: ZAR354 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) for the period increased 10% to ZAR392 million (Q1 2023: ZAR357 million). Cartrack’s Adjusted EBITDA margin (a non-IFRS measure) expanded to 46% (Q1 2023: 49%).

Carzuka’s Adjusted EBITDA (a non-IFRS measure) amounted to a loss of ZAR11 million (Q1 2023: ZAR3 million loss). Management is focused on organic growth with prudent and strategic capital allocation.

Karooooo Logistics’ Adjusted EBITDA (a non-IFRS measure) was ZAR5 million (Q1 2023: ZAR0.2 million Adjusted EBITDA loss).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” below for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Outlook

Our mission is to be a leading on-the-ground Operations Cloud service provider.

We believe Karooooo is well positioned for growth. We operate in a growing and largely underpenetrated market, with strong demand from customers across diverse industries.

Our proven, robust and consistently profitable business model, underpinned by a strong balance sheet and healthy cash position, gives us multiple levers for expansion. We expect our investment in marketing and sales, and the realization of economies of scale across our business segments, to generate robust results in the future.

We remain confident that our track record of success, specifically our ability to generate healthy cash flows, is sustainable.

Actual results may differ materially from Karooooo’s outlook due to various factors, including those described under “Forward-Looking Statements” below and described under “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

With Cartrack’s revenue making up the majority of group revenue, and Carzuka and Karooooo Logistics being built for scale, the outlook below relates to Cartrack only.

As described above, in Q1 2024 Cartrack expensed a larger proportion of the Costs of Acquiring a Subscriber. Of the total Costs of Acquiring a Subscriber, amounting to ZAR2,363, 58% was capitalized, versus ZAR2,265 in Q1 2023 of which 63% was capitalized. While this had no impact on Free Cash Flow, it affected adjusted EBITDA. We expect to continue this trend and have therefore opted to provide operating profit guidance.

Our guidance for FY 2024 is:

●	Number of subscribers between 1,900,000 and 2,100,000

●	Cartrack’s Subscription revenue between ZAR3,400 million and ZAR3,600 million

●	Cartrack’s Operating Profit margin between 28% and 31%

Balance Sheet, Liquidity and Cash Flow

Our capital allocation approach supports Karooooo’s strong growth at scale, profitability and high cash-generation. Given our balanced capital structure and healthy operating profit margins, we have ample runway to accelerate our revenue growth while remaining profitable.

As of May 31, 2023, the increase in Karooooo’s property, plant and equipment is primarily as a result of an increase in in-vehicle capitalized telematic devices by ZAR50 million to ZAR926 million (February 28, 2023: ZAR876 million) and the development cost of ZAR32 million in the new South African central office in Rosebank, Johannesburg (February 28, 2023: ZAR72 million). Karooooo’s property, plant and equipment of uninstalled telematic devices for future sales was ZAR323 million (February 28, 2023: ZAR307 million).

Overall, trade receivables increased in line with increased revenue, with debtor’s collection days improving to 28 days (February 28, 2023: 31 days).

Trade and other payables increased to ZAR923 million (February 28, 2023: ZAR374 million) as a result of the USD 26.3 million (USD 0.85 per share) dividend announced in May 2023. This dividend was paid on July 3, 2023.

The group’s capital allocation committee has adopted a cash management policy whereby Karooooo’s excess cash reserves on hand will be held in US Dollars. This will be translated into ZAR for reporting purposes.

Cash and cash equivalents at May 31, 2023

Karooooo reported a strong net cash and cash equivalents balance of ZAR1,137 million at May 31, 2023 (February 28, 2023: ZAR966 million).

At May 31, 2023, the group had bank facilities for growth initiatives and other general corporate purposes of ZAR925 million with The Standard Bank of South Africa Limited and ZAR75 million with Capitec Bank Limited.

Free Cash Flow (a non-IFRS measure)

Karooooo generated record cash from operating activities of ZAR340 million for the quarter ended May 31, 2023 (February 28, 2023: ZAR 1,127 million). The group generated Free Cash Flow (a non-IFRS measure) of ZAR158 million for the quarter ended May 31, 2023 (February 28, 2023: ZAR 113 million).

This result was achieved notwithstanding the group’s strategic investment for sustainable long-term growth.

Share Capital and Reserves

Karooooo has 30,951,106 ordinary shares issued with paid-up share capital of USD505,956,659 plus SGD1,000.

The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020, in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital. Consequently, Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion in paid-up capital, resulting in the common control reserve.

The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion. This was offset by the ZAR0.4 billion previously reported in the non-controlling interest. The ZAR0.4 billion relates to the net asset value of 95,350,657 Cartrack minority shares bought by Karooooo.

Geographical Overview for Cartrack for First Quarter 2024

South Africa

Cartrack’s number of subscribers in this region increased 13% to 1,339,905 at May 31, 2023 (May 31, 2022: 1,184,000) with subscription revenue growth of 10%.

The South African economy remains under pressure. We are acutely focused on maintaining our strong unit economics. Given that we continuously pass on additional benefits to our customers and have a rich data pool, we believe we will continue to see strong customer demand in this region.

We believe that we are the largest and fastest growing enterprise mobility SaaS provider on the African continent.

Asia Pacific, Middle East and United States

Cartrack’s number of subscribers in this region increased 24% to 193,557 at May 31, 2023 (May 31, 2022: 156,322). This translates to 53% growth in subscription revenue (28% on a constant currency basis, a non-IFRS measure).

Considering that Southeast Asian economies only began to open up towards the end of Q1 2023, we are pleased with the traction gained in this region. As the second largest contributor to group revenue, Southeast Asia presents the group’s most compelling growth opportunity in the medium to long term.

With our scalable business model, internationally recognized brand and track record as a technology partner able to localize and adapt to specific market nuances, we believe our value proposition will continue finding favor in this region. As such, we believe this region should deliver increasing and sustainable income to the group.

The group’s office in the United States yields key insights that contribute to Cartrack’s competitiveness.

Europe

Cartrack’s number of subscribers in this region increased 12% to 148,927 at May 31, 2023 (May 31, 2022: 132,544). This translates to 37% growth in subscription revenue (13% on a constant currency basis, a non-IFRS measure).

Karooooo is building the leading mobility and connected-vehicle platform to give our customers easier access to valuable insights. Demonstrating Karooooo’s standing as a platform of choice, in this year, 8 leading OEMs partnered with us to give their customers access to our platform, seamlessly integrating their connected vehicle data. We are poised to leverage our extensive offerings to further develop the connected-vehicle ecosystem, and expect these partnerships to contribute to our results in the medium term.

Africa (excluding South Africa)

Cartrack’s number of subscribers in this region increased 7% to 75,063 at May 31, 2023 (May 31, 2022: 69,906). This translates to 28% growth in subscription revenue (8% on a constant currency basis, a non-IFRS measure).

This region remains a positive cash generator and is strategic to Karooooo’s South African operations.

Dividend Policy

The Board recognizes the importance to the group of investment in achieving growth at scale, and endeavors to avoid swings in dividend profile.

However, the payment and timing of dividends in cash or other distributions (such as a return of capital to shareholders through share buy-backs, for example) are determined by the Board after considering factors that include: earnings and free cash flow; current and anticipated capital requirements; economic conditions; contractual, legal, tax and regulatory restrictions (including covenants contained in any financing agreements); the ability of group subsidiaries to distribute funds to Karooooo; and such other factors the Board may deem relevant.

Karooooo aims to reinvest retained earnings to the extent that it aligns with the group’s required return on incrementally reinvested capital, return on equity, and short- to medium-term growth strategy.

Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the Board may, without the approval of shareholders, declare and pay interim dividends. Any final dividends must be approved by an ordinary resolution at a general meeting of shareholders.

The Board may review and amend the dividend policy from time to time.

Corruption, bribery and whistleblowing

The Karooooo Anti-Bribery and Corruption policy, Code of Ethics, Whistleblowing policy and employment contracts contain clear guidelines with regard to bribery, corruption, client confidentiality and acceptable behavior towards fellow employees, customers, contractors and suppliers. Annual awareness and practical training are provided to all employees, reinforced by individual affirmations on an annual basis. These measures ensure awareness and understanding of our business principles and the consequences of non-compliance. Our policies also apply to third-party providers.

We provide a contact email and hotline for whistleblowing and reporters are assured of confidentiality.

Webinar Information

Karooooo management will host a Zoom webinar on Thursday, July 20, 2023 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time).

Investors are invited to join the Zoom at: https://us02web.zoom.us/j/86030725530

Webinar ID: 860 3072 5530

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo, headquartered in Singapore, assists thousands of enterprise customers to digitally transform their on-the-ground operations. We are a leading global provider of an on-the-ground operational IoT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to over 1,750,000 connected vehicles and equipment.

The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk.

For Carzuka, our vast and growing cloud-based data assets, data contextualization, and machine learning capabilities facilitate the buying and selling of vehicles at a fair price on an efficient platform. It also offers visibility on vehicle performance and health, customer de-fleeting and customer profiling to understand market demand and enhance lead generation. High-quality leads, robust buying parameters and adaptability to market movements support healthy stock turnover rates and increased demand.

Leveraging Cartrack’s technology, subscriber base, distribution network, digital marketing capabilities and ability to execute, Carzuka is expected to achieve strong growth at scale, providing buyers and sellers with a large volume and variety of affordable used vehicles.

The integration of Karooooo Logistics’ technology stack into the Cartrack platform will enable our customers to manage and enhance their logistics capacity with ease. Cartrack customers will be able to augment their own fleet capacity using Cartrack’s API architecture for third-party courier and long-distance logistics, with crowd-sourced drivers doing last mile deliveries. This solution will be charged on a subscription-based model.

For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
(UNAUDITED)

	Three Months Ended May 31,
	2023	2022
	(Rand Thousands)
Revenue	996,787	801,437
Cost of sales	(370,248)	(271,551)
Gross profit	626,539	529,886
Other income	2,328	737
Operating expenses	(404,493)	(313,133)
Sales and marketing	(124,705)	(95,959)
General and administration	(198,263)	(155,189)
Research and development	(49,651)	(41,541)
Expected credit losses on financial assets	(31,874)	(20,444)
Operating profit	224,374	217,490
Finance income	10,878	2,842
Finance costs	(2,174)	(3,619)
Profit before taxation	233,078	216,713
Taxation	(71,131)	(60,374)
Profit for the period	161,947	156,339

Profit attributable to:
Owners of the parent	157,481	153,533
Non-controlling interest	4,466	2,806
	161,947	156,339

Earnings per share
Basic and diluted earnings per share (ZAR)	5.09	4.96

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

	As of May 31, 2023	As of February 28, 2023	As of May 31, 2022
	(Rand Thousands)
ASSETS
Non-current assets
Property, plant and equipment	1,726,940	1,591,814	1,446,310
Capitalized commission assets	308,808	287,054	238,128
Intangible assets	89,218	85,642	75,186
Goodwill	230,215	212,481	190,124
Loans to related parties	25,800	25,800	19,400
Long-term other receivables and prepayments	23,057	24,715	9,333
Non-current financial asset	388	388	1,359
Deferred tax assets	60,156	60,919	60,242
Total non-current assets	2,464,582	2,288,813	2,040,082
Current assets
Inventories	98,023	79,159	49,629
Trade and other receivables and prepayments	442,696	409,191	330,704
Other financial assets	-	-	7,532
Income tax receivables	10,282	8,627	15,305
Cash and cash equivalents	1,137,444	965,790	854,222
Total current assets	1,688,445	1,462,767	1,257,392
Total assets	4,153,027	3,751,580	3,297,474
EQUITY AND LIABILITIES
Equity
Share capital	7,142,853	7,142,853	7,142,853
Capital reserve[1]	(3,582,568)	(3,582,568)	(3,587,640)
Common control reserve[2]	(2,709,236)	(2,709,236)	(2,709,236)
Foreign currency translation reserve	333,321	245,109	50,880
Retained earnings	1,222,774	1,564,809	1,430,056
Equity attributable to equity holders of parent	2,407,144	2,660,967	2,326,913
Non-controlling interest	38,592	30,908	26,558
Total equity	2,445,736	2,691,875	2,353,471
Liabilities
Non-current liabilities
Term loans	46,612	38,304	46,694
Lease liabilities	101,733	67,882	69,963
Deferred revenue	116,009	112,185	107,836
Deferred tax liabilities	51,954	51,894	57,242
Total non-current liabilities	316,308	270,265	281,735
Current liabilities
Term loans	10,258	21,643	19,812
Trade and other payables	922,727	374,047	275,682
Loans from related parties	995	607	1,608
Lease liabilities	53,097	52,845	51,262
Deferred revenue	279,087	283,682	228,823
Bank overdraft	-	40	1
Income tax payables	124,060	55,996	83,932
Provision for warranties	759	580	1,148
Total current liabilities	1,390,983	789,440	662,268
Total liabilities	1,707,291	1,059,705	944,003
Total equity and liabilities	4,153,027	3,751,580	3,297,474

1.	The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the non-controlling interest reserve line item. The ZAR0.4 billion relates to the net asset value of the 95,350,657 Cartrack minority shares bought by Karooooo.

2.	The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

KAROOOOO LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended May 31,
	2023	2022
	(Rand Thousands)
Net cash flows from operating activities	340,211	318,992
Net cash flows utilized by investing activities	(197,314)	(168,517)
Net cash flows utilized by financing activities	(18,329)	(36,003)
Net cash and cash equivalents movements for the period	124,568	114,472
Cash and cash equivalents as at the beginning of the period	965,750	718,026
Translation differences on cash and cash equivalents	47,126	21,723
Total cash and cash equivalents at the end of the period	1,137,444	854,221

KAROOOOO LTD.
RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended May 31,
	2023	2022
	(Rand Thousands)
Net cash generated from operating activities	340,211	318,992
Less: purchase of property, plant and equipment	(182,479)	(161,728)
Free Cash Flow (a non-IFRS measure)	157,732	157,264

KAROOOOO LTD.
RECONCILIATION OF PROFIT FOR THE PERIOD TO ADJUSTED EBITDA (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended May 31,
	2023	2022
	(Rand Thousands)
Profit for the period	161,947	156,339
Taxation	71,131	60,374
Finance income	(10,878)	(2,842)
Finance costs	2,174	3,619
Depreciation of property, plant and equipment and amortization of intangible assets	161,750	136,254
Adjusted EBITDA (a non-IFRS measure)	386,124	353,744
Profit margin	16%	20%
Adjusted EBITDA margin (a non-IFRS measure)	39%	44%

KAROOOOO LTD.
BASIC AND DILUTED EARNINGS PER SHARE
(UNAUDITED)

	Three Months Ended May 31,
	2023	2022
	(Rand Thousands)

Profit attributable to ordinary shareholders	157,481	153,533

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,951	30,951

Basic and diluted earnings per share	5.09	4.96

CONSTANT CURRENCY (A NON-IFRS MEASURE)

Constant currency information has been presented to illustrate the impact of changes in currency rates on the group’s results. The tables below provide the unaudited constant currency reconciliation to the reported measure for the periods presented.

Three Months Ended May 31, 2023

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the three months ended May 31, 2022, using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the group’s operating currencies.

SUBSCRIPTION REVENUE

	Three Months Ended May 31,
	2023	2022	Y-o-Y %
	(Rand Thousands)
Subscription revenue as reported	836,397	708,903	18%
Conversion impact of other currencies	(38,958)	-
Subscription revenue on a constant currency basis	797,439	708,903	12%

TOTAL REVENUE

	Three Months Ended May 31,
	2023	2022	Y-o-Y %
	(Rand Thousands)
Total revenue as reported	996,787	801,437	24%
Conversion impact of other currencies	(39,071)	-
Total revenue on a constant currency basis	957,716	801,437	19%

DEFINITIONS

Adjusted Earnings per Share

Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of non-recurring operational expenses, if any.

Adjusted EBITDA

We define Adjusted EBITDA (a non-IFRS measure) as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus impact of non-recurring operational expenses, if any. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Annualized Recurring Revenue (SaaS ARR)

SaaS ARR (a non-IFRS measure) is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve.

Average Revenue per Subscriber per month (ARPU)

ARPU (a non-IFRS measure) is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter and dividing this by three.

Cartrack Holdings (“Cartrack”)

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow

We define Free Cash Flow (a non-IFRS measure) as net cash generated from operating activities less purchases of property, plant and equipment. In addition to our results determined in accordance with IFRS, we believe Free Cash Flow (a non-IFRS measure), is useful in evaluating our operating performance. We believe that Free Cash Flow is a useful indicator of liquidity and the ability of the group to turn revenues into Free Cash Flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property, plant and equipment, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Free Cash Flow to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Rule of 40

The sum of revenue growth and operating margin for a period of 12-months sum to greater than 40.

Unit economics

These are non-IFRS financial measures that are used as reference of Cartrack’s performance.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period SaaS ARR and prior comparative period (twelve months) SaaS ARR by (ii) the percentage of SaaS ARR lost as a result of customer churn over the past twelve months. We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

Lifetime value (LTV of a Subscriber), cost of acquiring a subscriber (CAS) and cost of servicing a subscriber (CSS)

It is important to distinguish between the subscriber contract life cycle (the life cycle of a vehicle or other equipment on our connected cloud) and the customer lifecycle (one customer normally has multiple ongoing subscriber contract life cycles as customers de-fleet and re-fleet their vehicle parc and other equipment on our connected cloud).

We calculate the LTV of a subscriber by multiplying the ARPU with the expected contract life cycle months, multiplied by the subscription revenue gross margin percentage, which is defined as gross profit relating to subscription revenue divided by subscription revenue.

We calculate CAS, which is calculated on a per subscriber basis, as (i) sales and marketing expenses, plus (ii) sales commissions, plus (iii) cost of installing IoT equipment, divided by (iv) the average subscriber base for such period.

We calculate CSS, which is calculated on a per subscriber basis, as (i) operating expenses excluding estimated general business expansion costs, plus (ii) costs of sales that relates to subscription revenue, less (iii) all costs used to calculate CAS, divided by (iv) the average subscriber balance for such period.

We estimate our long-term unit economics operational profit by multiplying i) the product of the expected life cycle of a subscriber on our connected cloud by ARPU, minus ii) CAS added to the product of the expected life cycle of a subscriber on our connected cloud by CSS.

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Important factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements are disclosed under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this announcement. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.